ViroPharma Incorporated

397 Eagleview Boulevard

Exton, PA 19341

Tel: (610) 458-7300

Fax: (610) 458-7380

September 22, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Barros
Division of Corporation Finance
Facsimile: (202) 772-9217

Re:	ViroPharma Incorporated Registration Statement on Form S-4 File No. 333-153088 - Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, ViroPharma Incorporated (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above referenced Registration Statement and declare such Registration Statement effective as of 9:00 a.m., Washington, D.C. time, on September 22, 2008, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby requests the Commission to specifically confirm such effective date and time to the Company in writing at the address above.

Sincerely,

ViroPharma Incorporated

By:	/s/ J. Peter Wolf
Name:	J. Peter Wolf
Title:	Vice President, General Counsel and Secretary